Eilenberg Krause & Paul llp

11 East 44th Street

New York, New York 10017
Telephone: (212) 986-9700
Facsimile: (212) 986-2399

August 9, 2007

Mr. David L. Orlic
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Acorn Factor, Inc.
Registration Statement on Form S-1
Filed on May 31, 2007 (the “S-1”)
File No. 333-143421
Post-Effective Amendment No.1 to Registration Statement on Form S-1
Filed on June 1, 2007 (the “Post-Effective Amendment”)
File No. 333-138109

Dear Mr. Orlic:

This letter is submitted on behalf of Acorn Factor, Inc. (“Acorn Factor” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of July 10, 2007 regarding the above-captioned filings. We are today filing amendments to each of the S-1 and the Post -Effective Amendment which have been marked to show changes against the previously-filed versions of the documents.

Our numbered responses below correlate to the numbers in your July 10, 2007 letter, and we have provided the text of the comments included in your letter in bold italics for convenience purposes. All references to pages numbers refer to the unmarked copies of the documents being filed today.

General

1. On the outside front cover page of each prospectus, please disclose the number of shares being offered concurrently in a separate prospectus.

We have included the requested information on each outside front cover page and in each document under the heading “Selling Security Holders” (page 6 in the S-1, and page 6  in the Post-Effective Amendment).

2. In each prospectus, please update the address for the Commission in "Where You Can Find More Information."

We have updated the Commission’s address in each prospectus (page 17 in the S-1, and page 14 in the Post-Effective Amendment).

3. You have included in each prospectus the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K, but you do not appear to be eligible to use Form S-3 for primary offerings pursuant to General Instruction I.B.I of Form S-3. Please explain.

We have removed such undertaking, which had been erroneously included, from each prospectus.

Registration Statement on Form S-1

General

4. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the underlying securities that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

The total dollar value of the underlying securities registered for resale is $12,047,151.43, based on 1,126,555 shares underlying the debentures and 394,314 shares underlying the warrants issued at the first closing on March 30, 2007 (the closing price of the Company’s common stock on that date on the OTC Bulletin Board was $4.97) and 685,506 shares underlying the debentures and 239,944 shares underlying the warrants issued at the second closing on April 11, 2007 (the closing price of the Company’s common stock on that date on the OTC Bulletin Board was $4.85).

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

In connection with the consummation of the transaction, the Company paid to the placement agent and its agents and affiliates aggregate placement agent commissions and expenses of $863,770 in cash and issued an aggregate of 181,211 warrants (with an aggregate value of $212,825, calculated using the Black-Scholes/Call-Cap Option Pricing Model) to selling shareholders, and/or affiliates thereof or persons having a contractual relationship therewith, as follows:

Payee	Cash Paid	Value of Warrants Issued
Oppenheimer & Co.	$77,000	$11,900
Keith Goodman	--	5,949
Michael Solomon	--	5,949
Saxony Financial Holdings, LLC	133,350	8,243
Thomas J. Horan	--	32,970
First Montauk Securities Corp.	618,420	25,478
Victor K. Kurylak	--	25,478
John Banks	--	17,353
Michael Goodrich	--	17,353
Ernest Pellegrino	--	24,586
Maxim Povolotsky	--	4,344
Daniel Walsh	--	12,170
Kevin Martin	--	12,170
Yitzchak Weitman	--	3,245
Angela Metelitsa	--	5,637
Ellenoff Grossman & Schole LLP (1)	35,000	--
Total	$863,770	$212,825

(1) This payee served as counsel to First Montauk Securities Corp. in connection with the transaction.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

The net proceeds to the Company from the sale of the debentures and warrants was $6,022,205. If all of the debentures remain outstanding and are continuously held by selling shareholders and/or any of their affiliates for a year from the date of sale by the Company, aggregate interest payments of $688,600 will be made by the Company to such selling shareholders/affiliates during such year (the debentures bear simple interest at an annual rate of 10% during the first year). If all of the warrants were to be exercised during the first year following the sale of the debentures, the Company would receive additional proceeds (via payment of the aggregate warrant exercise price) of $2,854,161, and the Company would pay an aggregate warrant exercise fee of $101,936 to First Montauk Securities Corp., during such year.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debenture);

•
the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

The following table sets forth the elements of the requested calculation:

	Market Price Per Share on the Date of Sale	Debenture Conversion Price	Total Possible Shares Underlying Debentures	Combined Market Price	Combined Conversion Price	Total Possible Discount to Market Price
First Closing	$4.97	$3.80	1,126,555	$5,598,978	$4,280,909
Second Closing	$4.85	$3.80	685,506	$3,324,704	$2,604,923
Total			1,812,061	$8,923,682	$6,885,832	$2,037,850

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The conversion price of the debentures is subject to downward adjustment in the event that, at any time during the first six months after the effective date of the resale registration statement, the Company issues shares of its Common Stock, or securities convertible into its Common Stock, at a price per share less than the then-current conversion price. In such event (with certain limited exceptions), the conversion price will be adjusted to equal such lower price. The conversion price of the debentures is also subject to standard adjustments upon the occurrence of stock dividends, distributions, splits, reclassifications and/or combinations.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

There are no conversion discounts for securities underlying any other warrants, options, notes, or other securities of the Company that are held by the selling shareholders or any affiliates thereof.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 6 and comment 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 5 and the total possible discount to the market price of the shares underlying the convertible debenture as disclosed in response to comment 6 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

The requested information is presented below, calculated using the aggregate cash payments made at the closings:

Gross Proceeds	$6,885,975
Cash Payments Made	$863,770 (1)
Net Proceeds	$6,022,205
Total Possible Discount	$2,037,850
Total Cash Payments Plus Total Possible Discount as Percentage of Net Proceeds	48.2%

(1)	Does not include the value of the placement agent warrants issued to the placement agent (see response to comment 5 above).

The requested information is presented below, calculated using the aggregate cash payments made at the closings and the total interest payments to be made over the four-year life of the debentures, assuming all of the debentures remain outstanding until their maturity date (four years from the date of the initial closing):

Gross Proceeds	$6,885,975
Cash Payments Made	$863,770 (1)
Total Interest Payments Over Four-Year Life of Debentures	$3,167,560
Net Proceeds	$6,022,205
Total Possible Discount	$2,037,850
Total Cash Payments Plus Total Interest Payments Plus Total Possible Discount as Percentage of Net Proceeds	100.8%
Percentage Averaged Over 4-Year Term of Debentures	25.2% per year

(1)	Does not include the value of the placement agent warrants issued to the placement agent (see response to comment 5 above).

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The following table sets forth the requested information:

Date of Transaction	7/20/06	(1)	7/21/06	(4)	7/31/06	(6)	2/23/07	(4)
Shares Outstanding Prior to the Transaction	8,162,024		8,162,024		8,162,024		9,498,659
Shares Outstanding Prior to the Transaction Held by Persons Other Than Affiliates and Selling Shareholders	6,750,229		6,750,229		6,750,229		7,604,923
Shares Issued or Issuable Pursuant to the Transaction	120,000		50,000		747,429		6,000
Percentage of Total Issued and Outstanding Shares that were Issued or Issuable Pursuant to the Transaction	1.8%		0.7%		11.1%		0.1%
Market Price Per Share Immediately Prior to the Transaction	$2.96	(2)	$3.02	(5)	$2.91	(7)	$4.55	(8)
Current Market Price Per Share	$4.90	(3)	$4.90	(3)	$4.90	(3)	$4.90	(3)

(1)	Grant of options exercisable for common stock to an investor relations services provider.
(2)	This was the closing price on the OTC Bulletin Board on July 19, 2006.
(3)	This was the closing price on the OTC Bulletin Board on July 27, 2007.
(4)	Grant of options exercisable for common stock to an executive officer.
(5)	This was the closing price on the OTC Bulletin Board on July 20, 2006.
(6)	Private placement of common stock and warrants exercisable for common stock.
(7)	This was the closing price on the OTC Bulletin Board on July 28, 2006.
(8)	This was the closing price on the OTC Bulletin Board on February 22, 2007.

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The requested information is set forth below (information with respect to selling shareholders includes any affiliates of selling shareholders):

Shares Outstanding Prior to Transaction Held by Non-Affiliates Who Are Not Selling Shareholders	7,460,700
Shares Registered For Resale by Selling Shareholders in Prior Registration Statements (S-1 No. 333-138109, 424b3 filed 12-22-06)	842,429
Shares Registered For Resale by Selling Shareholders in Prior Registration Statements and That Continue to be Held by Selling Shareholders	758,410
Shares Sold in Registered Resale Transactions by Selling Shareholders	84,019
Shares Registered for Resale on Behalf of Selling Shareholders in Current Transaction	2,446,319
Shares Registered for Resale on Behalf of Selling Shareholders in Current Transaction That May Be Sold On Or Prior to March 30, 2008 (1)	1,540,289

(1)	Only 50% of the outstanding principal amount of the debentures is convertible for shares of common stock on or before March 30, 2008.

11. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

The Company intends, and has a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities.

Based on information obtained from the selling shareholders, none of the selling shareholders has an existing short position in the Company's common stock.

12. Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

First Montauk Securities Corp. served as placement agent in the July 31, 2006 private placement, for which it received commission in the amount of approximately $350,000 and warrants exercisable for 120,001 shares of common stock.

Other than the preceding disclosure about First Montauk Securities Corp., which has been added to the prospectus (page 15), the Company believes that the requested relationship/arrangement information is already presented in the prospectus in the footnotes to the “Selling Security Holders” table (pages 9-13), and that copies of the requisite agreements are included as exhibits to the registration statement (exhibits 4.9, 4.10, 4.11, 10.47 and 10.48).

13. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

The Company seeks to register all of the shares of common stock that may be acquired by the selling security holders upon conversion of the convertible debentures, calculated using the debenture conversion price, and exercise of the warrants, calculated using the warrant exercise price.

14. With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. For example, you have not identified the natural persons who are the directors of Union Paving & Construction Co., Inc.

The requested information has been added to the prospectus (page 10).

15. By our calculation, the number of shares being offered represented on the table of selling shareholders equals 2,446,317. The number of shares appearing on the outside front cover page of the prospectus and in the fee table is 2,446,319. Prior to requesting acceleration of effectiveness, please revise your disclosure so that these figures conform.

The number of shares in the “Selling Security Holders” table has been corrected to reflect 2,446,319 shares being offered for resale (pages 7-9).

16. You state that the selling shareholders purchased the securities in the ordinary course of business "to the best of our knowledge." Please eliminate the language within the quotation marks. The statement concerning the manner in which the securities were acquired should be based on knowledge obtained from inquiry of the selling shareholders. This comment also applies to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1.

The language in question has been removed (page 6 in the S-1, and page 6 in the Post-Effective Amendment).

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Outside Front Cover Page

17. The outside front cover page of the prospectus contains two different aggregate figures for shares being offered. Please revise to reflect the correct number of shares.

The number of shares has been corrected on the outside cover page.

Selling Security Holders, page 6

18. By our calculation, the number of shares being offered represented on the table of selling shareholders equals 1,454,865. The number of shares appearing on the outside front cover page of the prospectus is 1,466,658. Prior to requesting acceleration of effectiveness, please revise your disclosure so that these figures conform.

The disclosure has been revised so that the numbers conform

* * *

If you have any questions, please feel free to call the undersigned at (212) 986-9700, extension 17.

Sincerely,

/s/ Sheldon Krause

cc: Mark P. Shuman